UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Chemistree Technology Inc.

Name of Issuer

Common Stock

Title of Class of Securities

16383D

CUSIP Number

December 31, 2022

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑   Rule 13d-1(b)

☐   Rule 13d-1(c)

☐   Rule 13d-1(d)

CUSIP No. 16383D

1	Name of Reporting Person	Joseph Pinell
2	Check the appropriate box if a member of a group	(a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power	9,333,724
	6	Shared voting power
	7	Sole dispositive power
	8	Shared dispositive power

9	Aggregate amount beneficially owned by reporting person	9,333,724
10	Check if the aggregate amount in Row (9) excludes certain shares	☐
11	Percent of class represented by amount in Row (9)	18.5%
12	Type of reporting person	IN

Item 1. Issuer

(a)	Name of issuer: Chemistree Technology Inc.
(b)	Address of issuer's principal executive offices: 609 Granville Street, Suite 810, Vancouver, BC V7Y 1G5

Item 2. Reporting Person(s)

(a)	Name of Person Filing: Joseph Pinell
(b)	Address of Principal Business Office or, if None, Residence: 4228 Frost Way, Modesto CA 95356
(b)	Citizenship: United States
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 16383D

Item 3. Category of Reporting Person if Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c)

Not applicable

Item 4. Ownership

Joseph Pinell

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for this Reporting Person and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2023

Signature:	/s/ Joseph Pinell

Name:	Joseph Pinell

Title:	Individual